

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 18, 2011

<u>Via Email</u>
Daniel Sternberg
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

> **Re:** **Teléfonos de México, S.A.B. de C.V.**
> **Schedule TO-T filed by América Movil, S.A.B. de C.V.**
> **Filed on October 11, 2011**
> **File No. 5-60737**

Dear Mr. Sternberg:

We have reviewed your filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we are likely to have additional comments. Please allow adequate time for staff review and further comments. All terms have the same meaning as in your filing, unless otherwise noted.

<u>Schedule TO-T</u>

1.   In the last paragraph before the exhibit list, where you incorporate by reference to disclosure in the Offer to Purchase to satisfy all of the items in Schedule TO, you should do the same as to the disclosure elements of Schedule 13E-3. Please revise.

2.   We note that Mr. Carlos Slim is Chairman of the Board of America Movil and owns a controlling stake in both that entity and Telmex. Tell us what consideration was given to including Mr. Slim as a bidder on the Schedule TO and a filing person on the Schedule 13E-3 for this transaction. Your analysis should address Mr. Slim's personal involvement

in initiating, structuring and negotiating this transaction. We may have further comments.

Offer to Purchase – Exhibit (a)(1)

3.   The disclosure in the box on the cover page of the offer document sates that the U.S.
        Offer will expire at 5:00 pm, New York City time on November 11, 2011…. unless
        "earlier terminated." In your response letter and with a view to further disclosure,
        explain the circumstances under which the Offer could be terminated early.
        Alternatively, revise the disclosure to delete or revise this language.

4.   We note the disclosure that holders tendering into the U.S. Offer will be paid six business
        days after acceptance for purchase of Telmex Securities in the U.S. Offer. In your
        response letter, explain why you believe this is prompt payment under Rule 14e-1(c).
        Your response should address the reasons why it will take this length of time to pay for
        tendered Securities, and whether persons tendering into the Mexican Offer will be paid
        any sooner than those tendering into the U.S. Offer. You should also indicate how soon
        after expiration of the Offer period acceptance of tendered Securities will occur. Finally,
        confirm that the six business day payment period is the shortest amount of time possible
        for payment under the circumstances.

5.   See our last comment above. Revise the disclosure document to make clear that you are
        referring to six U.S. business days for payment of tendered Securities.

6.   Refer to the disclosure concerning the restrictions on making this Offer into "certain
        jurisdictions" other than Mexico and the United States where it may be restricted by law
        at the bottom of the cover page. As you know, the U.S. Offer is open to all holders of
        ADSs, wherever resident. You state that tenders will not be accepted from holders
        residing in certain jurisdictions. Please provide your analysis as to how limiting
        participation in this manner is consistent with the disclosure elsewhere about who may
        participate in the U.S. Offer and with Rule 14d-10(a)(1). If you are attempting to rely on
        Rule 14d-10(b)(2), note that Rule 14d-10(b)(2) is restricted to state law. Refer to
        Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.
        Alternatively, revise the language here and the comparable disclosure on page 58 of the
        Offer to Purchase.

7.   Refer to our last comment above. You direct people coming into possession of the offer
        materials to inform themselves about whether their participation in or acceptance of the
        Offer would be in compliance with the laws in their particular jurisdiction. Explain how
        such persons would make this determination, as it would appear to be determined in large
        measure by what America Movil as the bidder has or has not done to comply with
        applicable law in a given jurisdiction. Alternatively, revise or delete this language.

Summary Term Sheet – Does the Offer provide for a subsequent offering period?, page 8

7.   Disclose how (by what means) you will announce whether or not you will include a subsequent offering period in the Offer.

8.   You state that Telmex Securities tendered during any subsequent offering period will be paid for "promptly." Elaborate on what this means? Will payment for those securities be made more quickly than the six business days it will take for payment of securities tendered in the initial offering period?

Special Factors

Background of the Offer, page 15

8.   Describe how the Offer price was determined and by whom, including any input from Citigroup.

9.   Describe any discussions or contacts between representatives of America Movil and representatives of Telefonos de Mexico regarding a possible going private transaction. We note that there are four individuals in common on the boards of directors of both companies. Your revised disclosure should clarify when representatives of Telmex would have become aware of the impending acquisition by America Movil, by virtue of these interlocking board positions or otherwise.

10.   Describe any briefings or oral reports provided by Citigroup to America Movil representatives. Note that the summary required by Item 1015(b)(6) of Regulation M-A encompasses both oral and written contacts with your financial advisor.

Purpose of and Reasons for the Tender Offer, page 16

9.   Disclose the reasons for the timing of this transaction and its structure. See Item 1014© of Regulation M-A.

Plans for Telmex Following the Tender Offer, page 17

10.   Clarify that you do not intend to "squeeze out" holders of Telmex Securities who do not participate in the Offer. Clarify what this will mean for those minority holders going forward, including the effect on the liquidity of their securities and their ability to participate in corporate governance matters, etc.

Certain Effects of the Tender Offer – Effects in Mexico, page 17

11.   On page 18, where you discuss subsequent purchases of Telmex Securities, provide more details about the additional offer the CBNV may require. Clarify whether this is in

addition to the offer that might be made by the Telmex Repurchase Trust. Clarify how the purchase price in a subsequent offer would be set. For example, you state that it would be the greater of the trading price or book value but don't provide parameters for when the trading price would be determined. Under what circumstances could you establish different consideration and how would the amount of that consideration be established? Would the form of the consideration (cash) remain the same as in the Offer? How would U.S. holders be treated in these additional "follow on" offers, including the one conducted by the Repurchase Trust? What U.S. rules would or may apply to those offers?

12.   See our comments above. It appears that holders of Telmex Securities could receive different consideration (either higher or lower and potentially a different form of consideration) in any follow on offer(s). This fact should be more prominently disclosed and the risks highlighted for target holders deciding whether to participate in this Offer.

Position of America Movil Regarding Fairness of the Tender Offer to Unaffiliated Holders of Telmex Securities, page 20

12.   While the title of this section refers to fairness to unaffiliated Telmex security holders, the disclosure in the body of this section addresses "holders" generally. Please revise.

13.   Please explain why America Movil believes the Offer is procedurally fair to unaffiliated Telmex security holders, addressing the factors set forth in Item 1014(c) and (d) of Regulation M-A.

14.   Discuss how America Movil considered historical trading prices for Telmex Securities, including the fact that the Telmex ADSs traded significantly above the Offer price in each quarter of the last year. See Instruction 2(ii) to Item 1014 of Regulation M-A. Your revised disclosure should specifically describe how America Movil considered this fact in reaching its fairness determination.

15.   Discuss how America Movil considered the net book value of the target securities in assessing the fairness of the Offer price. See Instruction 2(iii) to Item 1014 of Regulation M-A.

Opinion of America Movil's Financial Advisor, page 21

16.   Provide the disclosure with respect to Citigroup required by Item 1015(b)(1)-(5) of Regulation M-A.

17.   Confirm in your response letter that Citigroup did not receive (from either Telmex or America Movil) any non-public financial forecasts or projections regarding Telmex. If such information was received, it should be included in your revised disclosure document. We may have further comments.

Conditions to the Tender Offer, page 45

16.   In your response letter, tell us whether the Offer conditions for both the Mexican and
        U.S. Offers are the same. We may have further comment.

17.   Refer to the first sentence in the last paragraph of this section. Reserving the right to
        judge an offer condition in your "sole discretion" is effectively the equivalent of a waiver
        of that condition. Please revise to include a "reasonableness standard," which would also
        be consistent with the disclosure describing each offer condition in each bullet point in
        this section.

Exhibit (c)(1) – Citigroup Fairness Opinion dated September 7, 2011

18.   In the second to last paragraph, the Citigroup fairness opinion states that it is provided
        "solely for the information of the Board of Directors … of America Movil" and "may not
        be relied upon by any other third party…" Because it is inconsistent with the disclosures
        relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis
        for Citigroup's belief that shareholders cannot rely upon the opinion to support any claims
        against it arising under applicable state or other law (e.g., the inclusion of an express
        disclaimer in its engagement letter with America Movil). Describe any applicable state-
        law or other authority regarding the availability of such a potential defense. In the
        absence of applicable state-law or other legal authority, disclose that the availability of
        such a defense will be resolved by a court of competent jurisdiction. Also disclose that
        resolution of the question of the availability of such a defense will have no effect on the
        rights and responsibilities of the board of directors under applicable state or other law.
        Further disclose that the availability of such a defense to Citigroup would have no effect
        on the rights and responsibilities of either Citigroup or America Movil under the U.S.
        federal securities laws.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of
all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        In responding to our comments, please provide a written statement from each filing
person acknowledging that:

   •   the filing person is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions